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APPROXIMATE LOCATION

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The Conjure Collective LLC

Farm To Market Food Manufacturer

Lafayette, LA 70501
Opening hours unavailable
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Investment Opportunity
Data Room
Discussion
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THE PITCH
The Conjure Collective LLC is seeking investment to purchase new equipment and get our products ready for mass distribution.
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INVESTOR PERKS

The Conjure Collective LLC is offering perks to investors. You earn perks based on your total investment amount in this business.

Curated Conjure Collective Box Invest $1,000 or more to qualify. 10 of 10 remaining

For six months, you will receive a box containing 5 unique items from The Conjure Collective LLC. Items range from pineapple upside down cakes with our bourbon ginger cherries , flower infused dinosaur shaped gummies, sourdough waffles, or unexpected popcorn salt flavors. If you're lucky, you might get a witty/snarky sticker too!

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PRESS
Fightinville Fresh

Want to know more about our market partners? We're so lucky to be a part of their growth!

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OUR MISSION

The Conjure Collective seeks to reduce food scarcity in our community. Our goal is becoming a profitable small business, that helps launch other small food businesses in the area.

Local sourcing when possible
Hire from the community most affected by food deserts
Partner with local food bank to provide low cost vegetable options at pop ups
Become a part of the festival culture that defines Lafayette
Provide monthly updates to our investors. They will see how their investment, and the crops that get us there, grow.
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INTENDED USE OF FUNDS

With harvests coming in, and markets getting busier, we need more baking and canning equipment. We have the space to bring in pallets of jars and supplies, but we need capital to bring in the volume we need.

canning and pickling local harvests
creating a hot sauce inspired by the locale and made with peppers from a local farmer
Increasing our baking capacity to fulfill weekly subscriptions from three farmers markets
Help reduce local food deserts
Increase in profit will be used to expand our food manufacturing business
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THE TEAM
Robin Bugge
Co Founder

Born in Central Oregon, but arriving to Louisiana via Kentucky and Texas, Robin seeks out ways to improve the world around here. She worked in hospitality management for fifteen years, and natural foods retail for five. While acquiring her degree in hospitality and tourism management, her focus was on institutional food systems. During her research of prisons and schools, she decided that wherever life took her, she would do her part to reduce food insecurity.

About six months into the pandemic, Robin and Dora had a conversation about how they wanted to do more, do BETTER for their communities, while also building a profitable future. The business is growing rapidly, and community interest is high.

Dora Poitevint
Co Founder

A life long West Texan until her recent move to Lafayette, Louisiana, Dora made a career out of retail management for 15 years. In her spare time, she also had a side business, Mama Dee's, where she designed and manufactured children's clothes and costumes. Like Robin, the pandemic made Dora reflect on what's most important for her and her son, Calder. Utilizing her years in HR, marketing, and her tremendous artistic talent, she's helped create a Conjure Collective that connects on a human level. Between this and her business acumen, she and Robin form a solid partnership.

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WE HAVE SOMETHING FOR EVERYONE
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $2,000
Operating Capital $2,000
Licensing and Barcode Acquisition $700
Mainvest Compensation $300
Total $5,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $228,125 $253,219 $273,477 $300,000 $314,875
Cost of Goods Sold $30,000 $40,000 $50,000 $60,000 $70,000
Gross Profit $198,125 $213,219 $223,477 $240,000 $244,875

EXPENSES

Rent $7,200 $8,000 $8,000 $10,000 $10,000
Utilities $3,600 $3,690 $3,782 $3,876 $3,972
Salaries $96,000 $106,560 $115,085 $126,246 $132,505
Insurance $3,600 $3,690 $3,782 $3,876 $3,972
Equipment Lease $21,000 $21,525 $22,063 $22,614 $23,179
Repairs & Maintenance $2,400 $2,460 $2,521 $2,584 $2,648
Legal & Professional Fees $2,400 $2,460 $2,521 $2,584 $2,648
Operating Profit $61,925 $64,834 $65,723 $68,220 $65,951
This information is provided by The Conjure Collective LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2021 Balance Sheet
Investment Round Status

$5,000

TARGET

$15,000

MAXIMUM

This investment round closes on April 17, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name The Conjure Collective LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.4×
Business's Revenue Share 0.5%-1.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition

No operating history

The Conjure Collective LLC was established in April 2021 as an LLC, but operated under cottage law for the last 6 months. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Conjure Collective LLC's fundraising. However, The Conjure Collective LLC may require additional funds from alternate sources at a later date.

Financial liquidity

The Conjure Collective LLC has a medium liquidity position due to its medium cash reserves as compared to debt and other liabilities. The Conjure Collective LLC expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Conjure Collective LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Conjure Collective LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Conjure Collective LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Conjure Collective LLC's core business or the inability to compete successfully against the with other competitors could negatively affect The Conjure Collective LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Conjure Collective LLC's management or vote on and/or influence any managerial decisions regarding The Conjure Collective LLC. Furthermore, if the founders or other key personnel of The Conjure Collective LLC were to leave The Conjure Collective LLC or become unable to work, The Conjure Collective LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Conjure Collective LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Conjure Collective LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Conjure Collective LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Conjure Collective LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Conjure Collective LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Conjure Collective LLC's financial performance or ability to continue to operate. In the event The Conjure Collective LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Conjure Collective LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Conjure Collective LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Conjure Collective LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Conjure Collective LLC will carry some insurance, The Conjure Collective LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Conjure Collective LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Conjure Collective LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Conjure Collective LLC's management will coincide: you both want The Conjure Collective LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Conjure Collective LLC to act conservative to make sure they are best equipped to repay the Note obligations, while The Conjure Collective LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Conjure Collective LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Conjure Collective LLC or management), which is responsible for monitoring The Conjure Collective LLC's compliance with the law. The Conjure Collective LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Conjure Collective LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Conjure Collective LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Conjure Collective LLC, and the revenue of The Conjure Collective LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Conjure Collective LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit).

Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Conjure Collective LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
The Conjure Collective LLC isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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